Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Years Ended					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Income (loss) from continuing operations before income taxes	$(553,888)	$(34,213)	$807,878	$1,090,299	$927,454	$249,420	$637,104
Add: Fixed charges	7,091,177	5,909,338	3,037,524	2,279,139	2,404,340	1,187,842	1,325,272

Total earnings	$6,537,289	$5,875,125	$3,845,402	$3,369,438	$3,331,794	$1,437,262	$1,962,376

Interest expense	$7,085,772	$5,905,418	$3,035,639	$2,274,771	$2,400,914	$1,186,022	$1,323,065
Rental expense, net of income	5,405	3,920	1,885	4,368	3,426	1,820	2,207

Total fixed charges	7,091,177	5,909,338	3,037,524	2,279,139	2,404,340	1,187,842	1,325,272
Preferred stock dividends	36,497	110,556	172,799	130,635	27,411	12,391	16,211

Total fixed charges and preferred stock dividends	$7,127,674	$6,019,894	$3,210,323	$2,409,774	$2,431,751	$1,200,233	$1,341,483

Ratio of earnings to fixed charges(1)(2)	—	—	1.27	1.48	1.39	1.21	1.48

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	—	—	1.20	1.40	1.37	1.20	1.46

(1)

For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)

Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $554 million and $34 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.

(3)

Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $590 million and $145 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.